

July 25, 2014

<u>Via E-mail</u>
Mr. Yazhong Liao
President
Comjoyful International Company
J4-2-12, Diplomatic Residence Compound,
No.1 Xiushui Street, JianguomenWai,
Chaoyang District, Beijing 100600, China

   Re: Comjoyful International Company
   Form 8-K
   Filed January 21, 2014
   File No. 000-08299

Dear Mr. Liao:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director